

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
David A. McGuffie
Chief Executive Officer
Covisint Corporation
One Campus Martius
Detroit, MI 48226-5099

> **Re:** **Covisint Corporation**
> **Amendment No. 1 to Confidential**
> **Draft Registration Statement on Form S-1**
> **Submitted March 22, 2013**
> **CIK No. 0001563699**

Dear Mr. McGuffie:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated January 11, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please concisely identify the criteria you assess in concluding that you are a leading provider. For example, it is unclear whether you base this description on third-party analyst reviews of your business and products, or whether it is based on specific criteria such as market share based on revenues, deployments, or other criteria such as technical performance of your platform.

2. We note your responses to prior comments 9 and 28 regarding your relationship with your principal customer, General Motors. In light of your disclosure on page 12 that General Motors has announced that it intends to significantly reduce its use of outsourced

technology services and the fact its various units represents more than one-third of your total revenues for the fiscal year ended 2012 and the 9 months ended December 31, 2012, it appears that you should provide more prominent disclosure of your relationship and potentially changing relationship with General Motors throughout your prospectus, including your prospectus summary, management's discussion and analysis and business sections. Your disclosure should provide quantitative and qualitative disclosure of your relationship with General Motors to allow investors understand its current scope and potential effects of changes in the relationship. Also, provide context for your reference to 3,000 customers in the penultimate paragraph (and the group of 150 concentrated platform customers) on page 1 by disclosing the extent of your reliance on your largest customer.

3.   We are unable to fully evaluate whether any of your agreements with General Motors should be filed pursuant to Item 601(b)(10) of Regulation S-K because it is unclear if any of these agreements or series of similar agreements contributed a material amount of your total revenue. In your response letter explain whether the agreements are negotiated or administered on a unit-by-unit basis by a central unit, division or department of General Motors. Please provide us a more detailed analysis of the underlying circumstances concerning the contractual relationship, and supplement your views regarding the applicability of the exhibit disclosure regulation.

Use of Proceeds, page 40

4.   We note your responses to prior comments 13, 25, and 26 regarding your plans to use offering proceeds for your growth, capital improvements, and working capital until you are able to generate sufficient cash flows from operations. Certainty regarding the particular uses of the net offering proceeds need not exist to require quantitative disclosure of your planned use of offering proceeds. To the extent the implementation of your business plans requires the use of offering proceeds, provide meaningful quantitative information of your current plans to apply the offering proceeds as you pursue the business plan during the next 12 months for these purposes. Such information should be provided, as applicable, both here and in your liquidity and capital resources section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

5.   We note your added disclosure on page 47 that you expect your profitability will be negatively affected by decreased capitalization of research and development costs due to a recent change to the agile delivery methodology that is expected to result in significantly shorter development cycles. Please revise your disclosure to explain why a shorter development cycle and reduced capitalized research and development costs would

negatively impact profitability. Describe your expectations regarding overall research and development costs, regardless of whether or not capitalized, as a result of the shorter development cycles.

Critical Accounting Policies

Stock Compensation

Compuware Corporation Stock Compensation Awards, page 58

6.   We note your response to prior comment 20 that you use the simplified method because Compuware does not have sufficient historical exercise data and Compuware significantly changed the terms of its share option grants. Please describe for us what consideration was given to using subsets of the existing historical exercise data or using data from other sources, such as industry averages or published academic research, to replace, adjust, or supplement the company's data. In your response, also address the following:

- confirm that these are "plain vanilla" options as defined in SAB Topic 14.D.2;
- significance of exercise data for options that were not underwater or were not significantly underwater;
- dispersion of current grants among the various vesting schedules; and
- predictive value of the previous five-year vesting schedule compared to the current five-year vesting schedule.

Covisint Corporation Stock Compensation, page 59

7.   We note your revised disclosure regarding the December 31, 2012 options modification. Please revise to disclose the following:

- the fair value of underlying shares of common stock at the modification date;
- discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted; and
- discuss the significant factors contributing to the difference in the fair value determined between the initial grant and the modification. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

8.   For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to disclose the following:

- the nature and type of stock option or other equity-related transaction;
- the date of grant/issuance;
- the number of options or equity instruments granted or issued;
- the exercise price or conversion price;
- the fair value of underlying shares of common stock;
- adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
- the amount and timing of expense recognition;
- discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying stock and instruments granted; and
- discuss the significant factors contributing to the difference in the fair value determined between each grant or modification. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

9.   We note your response to prior comment 24. While you disclose details regarding options outstanding as of December 31, 2012, you did not update your critical accounting estimates disclosure to address the March 4, 2013 options. For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Business

Backlog, page 84

10.   Please revise your backlog disclosure to provide the dollar amount reasonably expected to be filled within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Research and Development, page 85

11.   We note your response to prior comment 29 regarding the expected changes to your research and development activities following separation from Compuware. In quantitative and qualitative terms discuss the extent to which Compuware and third-party research and development personnel will transition to your company. Also, revise management's discussion and analysis and here, as appropriate, to describe expected research and development expenditures and headcount, or provide similar information, consistent with your business plan for the period after the transition. Such information would inform investors about how your planned research and development operations vary from the historical ones.   On page 86, you disclose that there will be no increased

costs related to the transition, but it is unclear whether you were referring to the employment costs of transitioning employees from one entity to another or how your research and development will function after the offering. Other than the transition of Compuware employees, please clarify how your research and development expenses or functions will change with the implementation of your growth plan or the implementation of your agile delivery methodology.

Audited Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Deferred Costs, page F-9

12.   We note your response to prior comment 38 that deferred sales commissions may relate to all categories of revenue based on the billing increments for subscription and support as well as the period over which the associated deferred revenue is recognized. If possible, please demonstrate for us how such deferred costs relate proportionately to your service revenue offerings with differing revenue recognition periods. Explain why there is a higher proportion of non-current deferred costs relative to non-current deferred revenues compared to current deferred costs and revenues.

Note 6. Income Taxes, page F-18

13.   In your response to prior comment 40 you conclude that a valuation allowance was not included in the disclosure of the components of the net deferred tax assets and liabilities pursuant to ASC 740-10-50-2 since excluding the deferred tax assets related to net operating losses and tax credits generated by the company and utilized by Compuware resulted in the company reporting a net deferred tax liability. However you disclose the effect of a change in the valuation allowance on the income tax provision for each period on page F-19. Please tell us the amount of the valuation allowance related to the deferred tax assets presented for each period presented and explain to us why the net deferred tax liability position at that balance sheet dates presented results in lack of disclosure regarding a valuation allowance related to the deferred tax assets presented.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Norman H. Beitner, Esq.
        Honigman Miller Schwartz and Cohn LLP